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                             UNITED STATES             -------------------------
                  SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                         WASHINGTON, D.C. 20549        -------------------------
                                                       OMB Number      3235-0145

                             SCHEDULE 13G/A            Expires:        31-Aug-91
                                                       Estimated Average burden
                                                       hours per response
                                                       -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*



                       Affiliated Managers Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 008252 10 8
                     ------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (10-88)

                                    Page 1

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---------------------                                                  ------
CUSIP NO. 008252 10 8                 13G                              PAGE 2
---------------------                                                  ------

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VII L.P.                                                       04-3181563
      Advent Industrial II L.P.                                             51-0314268
      Advent New York L.P.                                                  04-3095408
      Advent Atlantic and Pacific II L.P.                                   04-3123521
      TA Venture Investors L.P.                                             04-3068354
      Chestnut Capital International III L.P.                               06-1294170
      Chestnut III L.P.                                                     98-0093958
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                             (a)  [X]
                                                                                             (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VII L.P.                                                       Delaware
      Advent Industrial II L.P.                                             Delaware
      Advent New York L.P.                                                  Delaware
      Advent Atlantic and Pacific II L.P.                                   Delaware
      TA Venture Investors L.P.                                             Massachusetts
      Chestnut Capital International III L.P.                               Bermuda
      Chestnut III L.P.                                                     Bermuda
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

     NUMBER OF             Advent VII L.P.                                  2,596,756
                           Advent Industrial II L.P.                          192,525
                           Advent New York L.P.                               259,691
      SHARES               Advent Atlantic and Pacific II L.P.                633,956
                           TA Venture Investors L.P.                           42,841
   BENEFICIALLY            Chestnut Capital International III L.P.             67,373
                           Chestnut III L.P.                                  201,964
      OWNED BY       ------------------------------------------------------------------------------------------
                     6     SHARED VOTING POWER
        EACH
                           N/A
      REPORTING      ------------------------------------------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
       PERSON
                           Advent VII L.P.                                  2,596,756
        WITH               Advent Industrial II, L.P.                         192,525
                           Advent New York L.P.                               259,691
                           Advent Atlantic and Pacific II L.P.                633,956
                           TA Venture Investors L.P.                           42,841
                           Chestnut Capital International III L.P.             67,373
                           Chestnut III L.P.                                  201,964
                     ------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VII L.P.                                                       2,596,756
      Advent Industrial II L.P.                                               192,525
      Advent New York L.P.                                                    259,691
      Advent Atlantic and Pacific II L.P.                                     633,956
      TA Venture Investors L.P.                                                42,841
      Chestnut Capital International III L.P.                                  67,373
      Chestnut III L.P.                                                       201,964
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VII L.P.                                                           15.66
      Advent Industrial II L.P.                                                  1.16
      Advent New York L.P.                                                       1.57
      Advent Atlantic and Pacific II L.P.                                        3.82
      TA Venture Investors L.P.                                                   .26
      Chestnut Capital International III L.P.                                     .41
      Chestnut III L.P.                                                          1.22
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      Each entity is a Limited Partnership
--------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   Page 3

ITEM 1(a)    NAME OF ISSUER: Affiliated Managers Group, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             Two International Place
             Floor 23
             Boston, MA 02110

ITEM 2(a)    NAME OF PERSON FILING:
             Advent VII L.P.
             Advent Industrial II L.P.
             Advent New York L.P.
             Advent Atlantic and Pacific II L.P.
             TA Venture Investors L.P.
             Chestnut Capital International III L.P.
             Chestnut III L.P.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA 02110

ITEM 2(c)    CITIZENSHIP:  Not Applicable

ITEM 2(d)    TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)    CUSIP NUMBER: 008252 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4       OWNERSHIP
ITEM 4(a)    AMOUNT BENEFICIALLY OWNED:                      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         2,596,756
             Advent Industrial II L.P.                                 192,525
             Advent New York L.P.                                      259,691
             Advent Atlantic and Pacific II L.P.                       633,956
             TA Venture Investors L.P.                                  42,841
             Chestnut Capital International III L.P.                    67,373
             Chestnut III L.P.                                         201,964

ITEM 4(b)    PERCENT OF CLASS:                               PERCENTAGE
                                                             ----------
             Advent VII L.P.                                   15.66
             Advent Industrial II L.P.                          1.16
             Advent New York L.P.                               1.57
             Advent Atlantic and Pacific II L.P.                3.82
             TA Venture Investors L.P.                           .26
             Chestnut Capital International III L.P.             .41
             Chestnut III L.P.                                  1.22

ITEM 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         2,596,756
             Advent Industrial II L.P.                                 192,525
             Advent New York L.P.                                      259,691
             Advent Atlantic and Pacific II L.P.                       633,956
             TA Venture Investors L.P.                                  42,841
             Chestnut Capital International III L.P.                    67,373
             Chestnut III L.P.                                         201,964

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
             (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION:                              COMMON STOCK
                                                             ------------
             Advent VII L.P.                                         2,596,756
             Advent Industrial II L.P.                                 192,525
             Advent New York L.P.                                      259,691
             Advent Atlantic and Pacific II L.P.                       633,956
             TA Venture Investors L.P.                                  42,841
             Chestnut Capital International III L.P.                    67,373
             Chestnut III L.P.                                         201,964

             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                         DISPOSITION                              N/A





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                                                                        Page 4

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10   CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Affiliated Managers Group, Inc.


Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL II L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
   --------------------------------------------------------
   Katherine S. Cromwell, General Partner

CHESTNUT CAPITAL INTERNATIONAL III L.P.
By: TA Associates VI L.P., its Attorney-in-Fact
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director

CHESTNUT III LIMITED PARTNERSHIP
By: TA Associates VI L.P., its Attorney-in-Fact
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director